Exhibit (11)

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended June 30		For Six Months Ended June 30
	2002	2001	2002	2001

Net income	$481	$419	$222	$248

Computation of average shares outstanding

Shares outstanding at beginning of the period	3,260,368	3,265,608	3,260,368	3,258,208

Additional shares deemed outstanding because of stock dividends	—	—	—	—

Additional shares deemed outstanding because of stock splits	—	—	—	—

Shares repurchased	—	—	—	—

Shares issued during the period times average time outstanding during the period	—	—	—	6,537
Average basic shares outstanding	3,260,368	3,265,608	3,260,368	3,264,745

Dilutive shares	107,471	405,033	163,757	401,674
Average diluted shares outstanding	3,367,839	3,670,641	3,424,125	3,666,419

Basic earnings per share	$0.15	$0.13	$0.07	$0.08
Diluted earnings per share	$0.14	$0.11	$0.06	$0.07